Filed by Ligand Pharmaceuticals Incorporated

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Pharmacopeia, Inc.

Commission File No: 0-50523

Ligand and Pharmacopeia to Present at the Oppenheimer 19th Annual Healthcare Conference

Princeton, N.J., Oct. 28, 2008 – Ligand Pharmaceuticals Incorporated (NASDAQ: LGND) and Pharmacopeia (NASDAQ: PCOP), an innovator in the discovery and development of novel small molecule therapeutics, today announced that John L. Higgins, President and Chief Executive Officer of Ligand, and Dr. Joseph A. Mollica, Interim President and Chief Executive Officer of Pharmacopeia, will deliver a presentation at the Oppenheimer 19th Annual Healthcare Conference. Recently, Ligand and Pharmacopeia entered into a definitive merger agreement, under which Ligand will acquire Pharmacopeia.

The conference will be held November 3-4, 2008, at the Waldorf-Astoria Hotel in New York, New York. Ligand’s and Pharmacopeia’s presentation will take place at 9:20 a.m. Eastern time on Monday, November 3, 2008. A live webcast and 90-day archive of the presentation can be accessed at Ligand’s web site at www.ligand.com and through Pharmacopeia’s web site at www.pharmacopeia.com.

Ligand and Pharmacopeia entered into the definitive merger agreement on September 24, 2008. This transaction is expected to close by the fourth quarter of 2008 and is subject to the approval of Pharmacopeia’s stockholders and antitrust regulatory clearance, as well as other customary closing conditions.

About Pharmacopeia

Pharmacopeia is a clinical development stage biopharmaceutical company dedicated to discovering and developing novel small molecule therapeutics to address significant medical needs. The company has a broad portfolio of clinical and preclinical candidates under development internally or by partners including nine clinical compounds in Phase 2 or Phase 1 development addressing multiple indications including diabetic nephropathy, muscle wasting and inflammation. The company is leveraging its fully integrated drug discovery platform to sustain the growth of its development pipeline. Pharmacopeia has established strategic alliances with major pharmaceutical and biotechnology companies, including Bristol-Myers Squibb, Celgene, Cephalon, GlaxoSmithKline, Schering-Plough and Wyeth Pharmaceuticals. For more information please visit the company’s website at http://www.pharmacopeia.com.

About Ligand Pharmaceuticals

Ligand discovers and develops new drugs that address critical unmet medical needs of patients with thrombocytopenia, hepatitis C, hormone-related diseases, osteoporosis, inflammatory diseases and anemia. Ligand’s proprietary drug discovery and development programs are based on its leadership position in gene transcription technology.

Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties. Ligand and Pharmacopeia caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as “expect,” “estimate,” “project,” “potential,” and similar expressions are intended to identify such forward-looking statements. Such forward looking statements include, but are not limited to, the expected timing of closing the merger. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the risk that Pharmacopeia’s stockholders fail to approve the merger; and Ligand or Pharmacopeia does not satisfy the conditions of the merger, or that the merger is otherwise delayed or ultimately not consummated. There can be no assurance that any product in Ligand’s, Pharmacopeia’s or the projected combined company’s product pipeline will be successfully developed or manufactured, that final results of clinical studies will be supportive of regulatory approvals required to market licensed products, or that any of the forward-looking information provided herein will be proven accurate. Additional important factors that may affect future results are detailed in Ligand’s and Pharmacopeia’s filings with the Securities and Exchange Commission (the “SEC”), including its recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Ligand and Pharmacopeia disclaim any intent or obligation to update these forward-looking statements beyond the date of this release.

Additional Information and Where to Find It

On October 20, 2008, Ligand filed with the SEC a Registration Statement on Form S-4, which included a proxy statement of Pharmacopeia and other relevant materials in connection with the proposed transaction. The proxy statement will be mailed to the stockholders of Pharmacopeia. Investors and security holders of Pharmacopeia are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about Ligand, Pharmacopeia and the proposed transaction. The proxy statement and other relevant materials (when they become available), and any other documents filed by Ligand or Pharmacopeia with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Ligand (when they become available) by going to Ligand’s Investor Relations website at www.ligand.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Pharmacopeia (when they become available) by going to Pharmacopeia’s Investor Relations page on its corporate website at www.pharmacopeia.com. Investors and security holders of Pharmacopeia are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Ligand and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pharmacopeia in favor of the proposed transaction. Information concerning Ligand’s directors and executive officers is set forth in Ligand’s proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on April 29, 2008, the annual report on Form 10-K filed with the SEC on March 5, 2008 and the current report on Form 8-K filed with the SEC on August 4, 2008.

Pharmacopeia and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pharmacopeia in favor of the proposed transaction. Information about Pharmacopeia’s executive officers and directors and their ownership of Pharmacopeia common stock is set forth in the proxy statement for the Pharmacopeia’s 2008 annual meeting of shareholders, which was filed with the SEC on March 24, 2008. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Pharmacopeia and its respective executive officers and directors in the acquisition by reading the proxy statement regarding the merger, which will be filed with the SEC.

Contacts:

Pharmacopeia, Inc.	Burns McClellan, Inc.
Brian M. Posner	Rebecca Der
Executive Vice President and CFO	rder@burnsmc.com
ir_pr@pcop.com	(212) 213-0006
(609) 452-3643

Ligand Pharmaceuticals Incorporated	Lippert/Heilshorn & Associates
John L. Higgins, President and CEO	Don Markley
Erika Luib, Investor Relations	dmarkley@lhai.com
(858) 550-7896	(310) 691-7100